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                                STATE OF DELAWARE
                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION

         FIRST: That a meeting of the Board of Directors of Glacier Corporation (the "Company"), resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

         RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "One" so that, as amended, said Article shall be and read as follows:

         "The name of the corporation is Crosspoint Foods Corporation."

         SECOND: The Company has not issued any stock and none of the directors have received any renumeration from the Company. Pursuant to resolutions of its Board of Directors, Brian O'D. White, a director and Chief Financial Officer of the Company, is authorized to file the amendment to the Certificate of Incorporation of the Company thereby changing the name of the Company.

         THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.




                                      /s/ BRIAN O'D. WHITE
                                      ---------------------------------------
                                      Brian O'D. White
                                      Chief Financial Officer and Director